

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

<u>Via E-mail</u>
Tony Liu
Chairman and Chief Executive Officer
(Principal Executive Officer)
American Oriental Bioengineering, Inc.
1 Liangshuihe First Ave
Beijing E-Town Economic and Technology Development Area, E-Town,
Beijing, 100176, People's Republic of China Beijing, People's Republic of China 100176

   Re: American Oriental Bioengineering, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2010
       Filed March 15, 2011
       File No. 001-32569

Dear Mr. Liu:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Joel Parker

          Joel Parker
          Accounting Branch Chief